Exhibit 2

Rio de Janeiro, January 30, 2017

BM&FBovespa S.A.—Securities, Commodities and Futures Exchange (BM&FBOVESPA—Bolsa de Valores, Mercadorias e Futuros)

Attn:    Nelson Barroso Ortega

            Superintendence of Corporate Monitoring

c/c.:

CVM—Brazilian Securities and Exchange Commission (CVM—Comissão de Valores Mobiliários)

Attn:    Mr. Fernando Soares Vieira – Superintendent of Corporate Relations

            Mr. Francisco José Bastos Santos – Superintendent of Market and Intermediaries Relations

Re: Official Letter 73/2017-SAE/GAE 2

Re.: Request for clarification on news published in the press

Dear Sirs,

In response to BM&FBovespa Official Letter 73/2017-SAE/GAE 2 (“Official Letter”), which requests that Oi S.A. – In Judicial Reorganization (“Company”) make clarifications with respect to the news published in the newspaper Valor Econômico on January 27, 2017, the content of such Official Letter transcribed below, the Company clarifies the following:

“January 27, 2017

73/2017-SAE/GAE 2

Oi S.A. - In Judicial Reorganization

Attn.: Mr. Ricardo Malavazi Martins

Investor Relations Officer

Rua Humberto de Campos, 425 – 8th floor
Rio de Janeiro - CEP 22430-190	www.oi.com.br
State of Rio de Janeiro

Dear Sirs,

An article published by the newspaper Valor Econômico, on January 27, 2017 stated, among other information, that:

1. Oi's board of directors should be assessing two new issues in a meeting to be held next Wednesday, February 1;

2. one of the matters at hand is the American investment fund Elliott’s second proposal that will be delivered in the following days to the telecom’s financial advisor —the fund is willing to put R$9.2 billion into the business, and made subtle modifications in its proposal to address how to split that amount;

3. the other new matter is the revised plan for judicial reorganization conducted by Oi's board of directors itself, in which the biggest modification is in the debt-to-equity conversion structure;

4. the idea is for Oi to get out of judicial reorganization with the financial debt immediately cut from R$50 billion to R$15 billion, including the BNDES’s credit;

5. after the judicial reorganization, Oi would have the capacity to generate cash of R$2 billion, discounting an estimated R$5 billion annual investment of an Ebitda (earnings before interest, tax, depreciation and amortization) of R$7 billion a year.

We did not identify this information in the documents sent by the company through the Sistema Empresas.NET. If this is not the case, please provide the document and the pages containing this information, as well as the time and date in which they were sent.

We note that the company should disclose periodic and ongoing information, as well as other information that would be of interest to the market, through the Empresas.NET system, ensuring full and immediate disclosure and fair treatment of investors and other market participants.

That said, we request clarifications on the items discussed above confirming or denying,, as well as providing other information deemed important, by January 30, 2017, without prejudice to the sole paragraph of Article 6 of CVM Instruction No. 358/02.

Rua Humberto de Campos, 425 – 8th floor
Rio de Janeiro - CEP 22430-190	www.oi.com.br
State of Rio de Janeiro

The company’s response shall be made through the IPE System, Category: Material Fact or Category: Notice to the Market, Type: Clarifications CVM/Bovespa Consultations, followed by Subject: News published in the press, which will result in the simultaneous transmission of the filing to the BM&FBOVESPA and the CVM. The option to respond through Material Fact does not prevent the CVM from determining liability for untimely disclosure, pursuant to CVM Instruction No. 358/02.

We emphasize the obligation under the sole paragraph of Article 4 of CVM Instruction No. 358/02, to request information from the Company’s directors and controlling shareholders, to determine whether they have knowledge of information that should have been disclosed to the market.

The content of the above inquiry must be transcribed in the file to be sent before the company’s response.

This request falls under the Cooperation Agreement (Convênio de Cooperação) signed between the CVM and BM&FBOVESPA on December 13, 2011, and non-compliance may subject the company to the possible application of fines by the CVM’s Superintendence of Company Relations (Superintendência de Relações com Empresas – SEP), respecting the provisions of CVM Instruction No. 452/07.

Regards,”

Oi informs that there is an ordinary meeting of its Board of Directors called for February 1, 2017 and that, among other matters on the meeting’s Agenda, the board members will be updated on the progress of the judicial reorganization and discussions with creditors and potential investors and, consequently, will be able to discuss alternatives in accordance with opinions the Company received from such creditors or potential investors.

The Company further clarifies that, as disclosed previously, management has been meeting regularly with creditors, other stakeholders of the Company and potential investors, including the investment fund mentioned in the news, with the intent of gathering impressions, comments and suggestions for improvement of the judicial reorganization plan. In these conversations, one of the preliminary alternatives raised was the immediate delivery of equity to creditors, under conditions that have yet to be defined.

At the moment, however, there is no definitive decision with respect to any alteration to the judicial reorganization plan presented by the Company on September 5, 2016, making any

Rua Humberto de Campos, 425 – 8th floor
Rio de Janeiro - CEP 22430-190	www.oi.com.br
State of Rio de Janeiro

affirmation with respect to possible resulting impacts to the plan premature. Of course, possible changes to the judicial reorganization plan will be timely and adequately disclosed.

Oi remains available for any other clarifications.

Sincerely,

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer.

Rua Humberto de Campos, 425 – 8th floor
Rio de Janeiro - CEP 22430-190	www.oi.com.br
State of Rio de Janeiro